STMICROELECTRONICS N.V.
STATEMENT OF COMPLIANCE WITH SECTION 303A.14 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

STMicroelectronics N.V. (the “Company”) has adopted this Statement of Compliance with Section 303A.14 of the New York Stock Exchange Listed Company Manual (this “Statement”) in accordance with the applicable provisions of The New York Stock Exchange Listed Company Manual (the “Clawback Rules”), promulgated pursuant to the final rules adopted by the Securities and Exchange Commission enacting the clawback standards under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Capitalized terms not otherwise defined in this Statement have the meanings given to them under the Clawback Rules.
I.Recovery of Erroneously Awarded Compensation.
The Company shall comply with the Clawback Rules and reasonably promptly recover Erroneously Awarded Compensation Received by current or former Executive Officers of the Company (“Covered Individuals”) in the event the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Administrator may determine not to recover Erroneously Awarded Compensation pursuant to this Statement in circumstances where non-enforcement is expressly permitted by the Clawback Rules, including where recovery would violate applicable Dutch laws in effect before November 28, 2022.
II.Covered Individuals.
The Administrator shall determine the Company’s Covered Individuals, an initial list of whom is set forth as Annex A, which may be updated by the Administrator from time to time.
III.Covered Compensation.
This Statement applies to the Incentive-Based Compensation Received by a Covered Individual: (1) after such Covered Individual began service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (3) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (4) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above (or during any transition period, that results from a change in the Company’s fiscal year, within or immediately following those three completed fiscal years, as determined in accordance with the Clawback Rules). Notwithstanding the foregoing, this Statement shall not apply to Incentive-Based Compensation Received by a Covered Individual prior to October 2, 2023.
The amount of Incentive-Based Compensation subject to this Statement is the Erroneously Awarded Compensation, which is be the amount of Incentive-Based Compensation Received by a Covered Individual that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received by the Covered Individual had it been determined based on the restated amount (or otherwise determined in accordance with the Clawback Rules), and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the Incentive-Based Compensation). The Administrator shall make all determinations regarding the amount of Erroneously Awarded Compensation.

IV.Method of Recovery.
The Administrator shall determine, in its sole discretion, the manner in which any Erroneously Awarded Compensation shall be recovered to the extent permitted under the Clawback Rules, which method of recovery need not be uniform with respect to each Covered Individual. Methods of recovery may include, but are not limited to: (1) seeking direct repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement pursuant to which the Incentive-Based Compensation was paid) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) cancelling any award (whether cash- or equity-based) or portion thereof previously granted to the Covered Individual; or (4) any combination of the foregoing.
V.No-Fault Basis.
This Statement applies on a no-fault basis, and Covered Individuals will be subject to recovery under this Statement without regard to their personal culpability.
VI.Other Company Arrangements.
This Statement shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment framework maintained by the Company from time to time, as well as any clawback, recovery or recoupment provision in any of the Company’s plans, awards or individual agreements (including the clawback, recovery and recoupment provisions in the Company’s equity award agreements) (collectively, “Other Company Arrangement”) and any other rights or remedies available to the Company, including termination of employment; provided, however, that there is no intention to, nor shall there be, any duplicative recoupment of the same compensation under more than one policy, plan, award or agreement. In addition, no Other Company Arrangement shall serve to restrict the scope or the recoverability of Erroneously Awarded Compensation under this Statement or in any way limit recovery in compliance with the Clawback Rules.
VII.No Indemnification.
Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, certificate of incorporation or plan of the Company or any individual agreement between a Covered Individual and the Company or any of its affiliates, no Covered Individual shall be entitled to indemnification from the Company or any of its affiliates for the amount that is or may be recovered by the Company pursuant to this Statement; provided, however, that to the extent expense advancement or reimbursement is available to a Covered Individual, this Statement shall not serve to prohibit such advancement or reimbursement.
VIII.Administration; Interpretation.
This Statement was adopted by the Company through its Supervisory Board and Managing Board pursuant to their authority under the relevant Dutch statutory provisions. The Managing Board may delegate administration of this Statement to the Supervisory Board as allowed by the Clawback Rules, the Company’s organizational documents and applicable law. The Compensation Committee of the Supervisory Board shall advise the Supervisory Board in its capacity as “Administrator” for purposes of this Statement.
The Administrator shall interpret and construe this Statement consistent with the Clawback Rules and applicable laws and regulations and shall make all determinations necessary, appropriate or
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advisable for the administration of this Statement. Any determinations made by the Administrator shall be final, binding and conclusive on all affected individuals. As required by the Clawback Rules, the Company shall provide public disclosures related to this Statement and any applicable recoveries of Erroneously Awarded Compensation. To the extent this Statement conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern. In no event is this Statement intended to be broader than, or require recoupment in addition to, that required pursuant to the Clawback Rules.
IX.Amendment or Termination
The Company reserves the right to amend this Statement at any time and for any reason, subject to applicable law and the Clawback Rules. To the extent that the Clawback Rules cease to be in force or cease to apply to the Company, this Statement shall also cease to be in force.

Approved and Adopted: October 25, 2023

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